ALLGREEN PROPERTIES LIMITED

05010745

File No. 82-4959

Date: 12 AUG 2005

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United States of America

SUPPL

Attn: Ms Rani Doyle

Dear Sirs

**ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")**

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

Yours faithfully

AUG 2 6 2005
THOMSON
FINANCIAL

ISOO TAN
COMPANY SECRETARY

enc

PROCESSED
AUG 2 6 2005
THOMSON
FINANCIAL

**ALLGREEN PROPERTIES LIMITED**
**(Company Registration No: 198601009N)**
**Second Quarter and First Half 2005 Financial Statements**

**1(a). An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year.**

(i) **CONSOLIDATED INCOME STATEMENT FOR THE:**

| | | Quarter ended 30 June | | | Half year ended 30 June | | |
|---|---|---|---|---|---|---|---|
| | Note | 2005 S$'000 | 2004 S$'000 | Change % | 2005 S$'000 | 2004 S$'000 | Change % |
| **Revenue** | | **57,586** | **49,528** | **16.27** | **107,058** | **130,628** | **(18.04)** |
| Cost of sales | | (32,543) | (26,012) | 25.11 | (57,266) | (71,042) | (19.39) |
| **Gross profit** | | **25,043** | **23,516** | **6.49** | **49,792** | **59,586** | **(16.44)** |
| Other operating income including interest income | | 1,530 | 1,559 | (1.86) | 4,760 | 3,091 | 54.00 |
| Distribution and selling expenses | | (1,510) | (1,171) | 28.95 | (2,953) | (2,287) | 29.12 |
| Administrative expenses | | (4,176) | (3,974) | 5.08 | (8,325) | (8,184) | 1.72 |
| Depreciation | | (1,322) | (2,059) | (35.79) | (3,350) | (4,103) | (18.35) |
| Other operating expenses | | (1,131) | (1,094) | 3.38 | (2,362) | (2,616) | (9.71) |
| **Profit from operations** | | **18,434** | **16,777** | **9.88** | **37,562** | **45,487** | **(17.42)** |
| Interest expense | | (2,286) | (1,615) | 41.55 | (4,216) | (4,296) | (1.86) |
| Other finance costs | | (57) | (61) | (6.56) | (114) | (242) | (52.89) |
| Share of results of associated companies, net of tax | | 29 | 19 | 52.63 | 25 | 8 | 212.50 |
| **Profit before taxation** | | **16,120** | **15,120** | **6.61** | **33,257** | **40,957** | **(18.80)** |
| Taxation | A | (3,469) | (4,465) | (22.31) | (7,628) | (7,118) | 7.16 |
| **Profit after taxation** | | **12,651** | **10,655** | **18.73** | **25,629** | **33,839** | **(24.26)** |
| **Attributable to:** | | | | | | | |
| Shareholders of the Company | | **10,891** | **9,743** | 11.78 | **21,743** | **29,181** | (25.49) |
| Minority Interests | | **1,760** | **912** | 92.98 | **3,886** | **4,658** | (16.57) |
| | | **12,651** | **10,655** | 18.73 | **25,629** | **33,839** | (24.26) |

(ii) Note:

| | Quarter ended 30 June | | | Half year ended 30 June | | |
|---|---|---|---|---|---|---|
| | 2005 S$'000 | 2004 S$'000 | Change S$'000 | 2005 S$'000 | 2004 S$'000 | Change S$'000 |
| (A) Included in the taxation: | | | | | | |
| - Effect of corporate rate reduction from 22% to 20% | - | - | nm | - | 2,999 | nm |
| - Over/(under) provision in respect of prior years | 6 | (792) | (100.76) | (9) | (812) | (98.89) |

**1(b)(i). A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year.**

**BALANCE SHEETS AS AT 30 JUNE 2005:**

| | Group | | Company | |
|---|---|---|---|---|
| | 30/06/05 S$'000 | 31/12/04 S$'000 | 30/06/05 S$'000 | 31/12/04 S$'000 |
| Property, plant and equipment | 192,555 | 192,881 | 480 | 532 |
| Investment properties | 1,188,500 | 1,188,500 | - | - |
| Subsidiary companies | - | - | 1,572,386 | 1,580,285 |
| Associated companies | 5,658 | 5,633 | 3,510 | 3,510 |
| Current Assets | | | | |
| Stocks | 897 | 476 | - | - |
| Development properties | 1,212,244 | 1,178,110 | - | - |
| Trade debtors | 60,052 | 49,048 | 1,722 | 925 |
| Other debtors | 39,606 | 36,657 | 217 | 260 |
| Cash and bank balances | 14,490 | 15,641 | 432 | 67 |
| Total current assets | 1,327,289 | 1,279,932 | 2,371 | 1,252 |
| **Total assets** | **2,714,002** | **2,666,946** | **1,578,747** | **1,585,579** |
| Share capital | 525,926 | 525,608 | 525,926 | 525,608 |
| Reserves | 600,890 | 600,603 | 325,601 | 325,314 |
| Retained profits | 436,034 | 464,777 | 440,794 | 488,009 |
| | 1,562,850 | 1,590,988 | 1,292,321 | 1,338,931 |
| Minority interests | 298,477 | 286,950 | - | - |
| Total equity | 1,861,327 | 1,877,938 | 1,292,321 | 1,338,931 |
| Long-term borrowings | 213,000 | 573,800 | 20,000 | 20,000 |
| Rental deposits | 8,851 | 9,357 | - | - |
| Deferred taxation | 21,876 | 22,622 | - | - |
| Current liabilities | | | | |
| Trade creditors | 38,146 | 39,481 | 1,832 | 2,941 |
| Rental deposits | 4,889 | 3,875 | - | - |
| Other creditors | 773 | 1,393 | - | - |
| Advances from subsidiary companies | - | - | 201,108 | 191,758 |
| Advances from associated companies | 3,634 | 3,314 | 3,473 | 3,153 |
| Provision for taxation | 21,907 | 25,712 | 6,573 | 5,779 |
| Borrowings | 539,599 | 109,454 | 53,440 | 23,017 |
| Total current liabilities | 608,948 | 183,229 | 266,426 | 226,648 |
| **Total equity and liabilities** | **2,714,002** | **2,666,946** | **1,578,747** | **1,585,579** |

**1(b)(ii). Aggregate amount of group's borrowings and debt securities**

**Amount repayable in one year or less, or on demand**

| As at 30/6/2005 (S$'000) | | As at 31/12/2004 (S$'000) | |
|---|---|---|---|
| Secured | Unsecured | Secured | Unsecured |
| 481,058 | 58,541 | 79,222 | 30,232 |

**Amount repayable after one year**

| As at 30/6/2005 (S$'000) | | As at 31/12/2004 (S$'000) | |
|---|---|---|---|
| Secured | Unsecured | Secured | Unsecured |
| 193,000 | 20,000 | 553,800 | 20,000 |

**Details of collateral:**

Borrowings are secured by the following:

a) a deed of debenture creating fixed and floating charges on certain subsidiary companies' assets;

b) a deed of assignment of rental proceeds and all monies standing to the credit of the project accounts, rental and sale proceeds accounts of certain subsidiary companies;

c) first legal mortgages on certain subsidiary companies' investment and development properties and assignment of all rights, titles and interests on all sale and tenancy agreements, building agreements, construction contracts, guarantees, performance bonds, insurance policies and any other contracts in respect of the investment and development properties of certain subsidiary companies; and

d) corporate guarantees given by the Company and the minority shareholders of certain subsidiary companies.

1(c). **A cashflow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.**

**CONSOLIDATED CASHFLOW STATEMENTS FOR THE:**

| | Quarter ended 30 June | | Half year ended 30 June | |
|---|---|---|---|---|
| | 2005 | 2004 | 2005 | 2004 |
| | S$'000 | S$'000 | S$'000 | S$'000 |
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | | | |
| Profit before taxation | 16,120 | 15,120 | 33,257 | 40,957 |
| Adjustments for: | | | | |
| Share of results of associated companies | (29) | (19) | (25) | (8) |
| (Write back) of provision/additional provision for diminution in value of development properties (net) | (851) | 865 | (1,479) | 176 |
| Depreciation of property, plant and equipment | 1,322 | 2,059 | 3,350 | 4,103 |
| (Gain)/loss on disposal of property, plant and equipment (net) | (1) | (6) | 96 | (5) |
| Interest income | (56) | (55) | (88) | (164) |
| Interest expense | 2,286 | 1,615 | 4,216 | 4,296 |
| **Operating profit before working capital changes** | **18,791** | **19,579** | **39,327** | **49,355** |
| (Increase)/decrease in stocks | (414) | (3) | (421) | 32 |
| (Increase)/decrease in development properties | (16,989) | 3,823 | (27,853) | 20,134 |
| (Increase)/decrease in trade and other debtors | (7,859) | 32,356 | (13,953) | 1,877 |
| Increase/(decrease) in trade and other creditors | 2,537 | (9,535) | (1,955) | (6,863) |
| Increase/(decrease) in rental deposits | 299 | (311) | 508 | 39 |
| **Cash (used in)/generated from operations** | **(3,635)** | **45,909** | **(4,347)** | **64,574** |
| Interest paid | (3,816) | (5,330) | (7,716) | (11,371) |
| Income tax paid | (11,786) | (16,029) | (12,179) | (21,536) |
| **Net cash (used in)/generated from operating activities** | **(19,237)** | **24,550** | **(24,242)** | **31,667** |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | | | |
| Receipt of Variable Rate Notes | - | - | - | 10,000 |
| Proceeds from disposal of property, plant and equipment | 30 | 10 | 36 | 11 |
| Additions to property, plant and equipment | (1,578) | (1,856) | (3,156) | (5,544) |
| Liquidation of a subsidiary company | - | - | - | (10) |
| Dividends paid | (50,486) | (29,431) | (50,486) | (29,431) |
| Interest received | 56 | 55 | 88 | 164 |
| **Net cash used in investing activities** | **(51,978)** | **(31,222)** | **(53,518)** | **(24,810)** |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | | | |
| Proceeds from issue of shares | 160 | 20 | 605 | 753 |
| Funds from/(to) minority shareholders | 2,946 | (3,756) | 7,641 | (804) |
| Funds from associated companies | - | - | 320 | 600 |
| Increase/(decrease) in borrowings | 58,553 | (17,494) | 68,043 | (116,894) |
| **Net cash generated from/(used in) financing activities** | **61,659** | **(21,230)** | **76,609** | **(116,345)** |
| **Net decrease in cash and cash equivalents** | **(9,556)** | **(27,902)** | **(1,151)** | **(109,488)** |
| Cash and cash equivalents as at the beginning of the period | 24,046 | 49,645 | 15,641 | 131,231 |
| **Cash and cash equivalents as at the end of the period** | **14,490** | **21,743** | **14,490** | **21,743** |

**1(d)(i). A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.**

**STATEMENTS OF CHANGES IN EQUITY FOR THE 2ND QUARTER ENDED 30 JUNE 2005:**

| | <----Attributable to shareholders | | | | | ----> | | |
|---|---|---|---|---|---|---|---|---|
| | Share capital $'000 | Revaluation reserve $'000 | Share premium $'000 | Dividend reserve $'000 | Retained profits $'000 | Total $'000 | Minority interests $'000 | Total equity $'000 |
| **Group** | | | | | | | | |
| Balance at 1/4/2004 | | | | | | | | |
| - as previously reported | 525,558 | 280,327 | 325,269 | 29,431 | 433,630 | 1,594,215 | 285,190 | 1,879,405 |
| - effect due to change in accounting policy | - | - | - | (29,431) | 29,431 | - | - | - |
| - as restated | 525,558 | 280,327 | 325,269 | - | 463,061 | 1,594,215 | 285,190 | 1,879,405 |
| Net profit for the period | - | - | - | - | 9,743 | 9,743 | 912 | 10,655 |
| Dividends paid (net) | - | - | - | - | (29,431) | (29,431) | - | (29,431) |
| Issue of shares under the Allgreen Share Option Scheme 2002 | 10 | - | 10 | - | - | 20 | - | 20 |
| Increase in loans from minority shareholders | - | - | - | - | - | - | (3,756) | (3,756) |
| Liquidation of a subsidiary company | - | - | - | - | - | - | - | - |
| Balance at 30/6/2004 | 525,568 | 280,327 | 325,279 | - | 443,373 | 1,574,547 | 282,346 | 1,856,893 |
| | | | | | | | | |
| Balance at 1/4/2005 | 525,842 | 275,289 | 325,525 | - | 475,629 | 1,602,285 | 293,771 | 1,896,056 |
| Net profit for the period | - | - | - | - | 10,891 | 10,891 | 1,760 | 12,651 |
| Dividends paid (net) | - | - | - | - | (50,486) | (50,486) | - | (50,486) |
| Issue of shares under the Allgreen Share Option Scheme 2002 | 84 | - | 76 | - | - | 160 | - | 160 |
| Increase in loans from minority shareholders | - | - | - | - | - | - | 2,946 | 2,946 |
| Balance at 30/6/2005 | 525,926 | 275,289 | 325,601 | - | 436,034 | 1,562,850 | 298,477 | 1,861,327 |

| | Share capital $'000 | Revaluation reserve $'000 | Share premium $'000 | Dividend reserve $'000 | Retained profits $'000 | Total $'000 |
|---|---|---|---|---|---|---|
| **Company** | | | | | | |
| Balance at 1/4/2004 | | | | | | |
| - as previously reported | 525,558 | - | 325,269 | 29,431 | 481,726 | 1,361,984 |
| - effect due to change in accounting policy | - | - | - | (29,431) | 29,431 | - |
| - as restated | 525,558 | - | 325,269 | - | 511,157 | 1,361,984 |
| Net profit for the period | - | - | - | - | (109) | (109) |
| Dividends paid (net) | - | - | - | - | (29,431) | (29,431) |
| Issue of shares under the Allgreen Share Option Scheme 2002 | 10 | - | 10 | - | - | 20 |
| Balance at 30/6/2004 | 525,568 | - | 325,279 | - | 481,617 | 1,332,464 |
| | | | | | | |
| Balance at 1/4/2005 | 525,842 | - | 325,525 | - | 489,650 | 1,341,017 |
| Net profit for the period | - | - | - | - | 1,630 | 1,630 |
| Dividends paid (net) | - | - | - | - | (50,486) | (50,486) |
| Issue of shares under the Allgreen Share Option Scheme 2002 | 84 | - | 76 | - | - | 160 |
| Balance at 30/6/2005 | 525,926 | - | 325,601 | - | 440,794 | 1,292,321 |

1(d)(i). **A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.**

**STATEMENTS OF CHANGES IN EQUITY FOR THE HALF YEAR ENDED 30 JUNE 2005:**

| | <-----Attributable to shareholders | | | | | -----> | | |
|---|---|---|---|---|---|---|---|---|
| | Share capital $'000 | Revaluation reserve $'000 | Share premium $'000 | Dividend reserve $'000 | Retained profits $'000 | Total $'000 | Minority interests $'000 | Total equity $'000 |
| **Group** | | | | | | | | |
| Balance at 1/1/2004 | | | | | | | | |
| - as previously reported | 525,172 | 280,327 | 324,922 | 28,674 | 414,949 | 1,574,044 | 296,568 | 1,870,612 |
| - effect due to change in accounting policy | - | - | - | (28,674) | 28,674 | - | - | - |
| - as restated | 525,172 | 280,327 | 324,922 | - | 443,623 | 1,574,044 | 296,568 | 1,870,612 |
| Net profit for the period | - | - | - | - | 29,181 | 29,181 | 4,658 | 33,839 |
| Dividends paid (net) | - | - | - | - | (29,431) | (29,431) | - | (29,431) |
| Issue of shares under the Allgreen Share Option Scheme 2002 | 396 | - | 357 | - | - | 753 | - | 753 |
| Increase in loans from minority shareholders | - | - | - | - | - | - | (804) | (804) |
| Liquidation of a subsidiary company | - | - | - | - | - | - | (18,076) | (18,076) |
| Balance at 30/6/2004 | 525,568 | 280,327 | 325,279 | - | 443,373 | 1,574,547 | 282,346 | 1,856,893 |
| | | | | | | | | |
| Balance at 1/1/2005 | 525,608 | 275,289 | 325,314 | - | 464,777 | 1,590,988 | 286,950 | 1,877,938 |
| Net profit for the period | - | - | - | - | 21,743 | 21,743 | 3,886 | 25,629 |
| Dividends paid (net) | - | - | - | - | (50,486) | (50,486) | - | (50,486) |
| Issue of shares under the Allgreen Share Option Scheme 2002 | 318 | - | 287 | - | - | 605 | - | 605 |
| Increase in loans from minority shareholders | - | - | - | - | - | - | 7,641 | 7,641 |
| Balance at 30/6/2005 | 525,926 | 275,289 | 325,601 | - | 436,034 | 1,562,850 | 298,477 | 1,861,327 |

| | Share capital $'000 | Revaluation reserve $'000 | Share premium $'000 | Dividend reserve $'000 | Retained profits $'000 | Total $'000 |
|---|---|---|---|---|---|---|
| **Company** | | | | | | |
| Balance at 1/1/2004 | | | | | | |
| - as previously reported | 525,172 | - | 324,922 | 28,674 | 480,513 | 1,359,281 |
| - effect due to change in accounting policy | - | - | - | (28,674) | 28,674 | - |
| - as restated | 525,172 | - | 324,922 | - | 509,187 | 1,359,281 |
| Net profit for the period | - | - | - | - | 1,861 | 1,861 |
| Dividends paid (net) | - | - | - | - | (29,431) | (29,431) |
| Issue of shares under the Allgreen Share Option Scheme 2002 | 396 | - | 357 | - | - | 753 |
| Balance at 30/6/2004 | 525,568 | - | 325,279 | - | 481,617 | 1,332,464 |
| | | | | | | |
| Balance at 1/1/2005 | 525,608 | - | 325,314 | - | 488,009 | 1,338,931 |
| Net profit for the period | - | - | - | - | 3,271 | 3,271 |
| Dividends paid (net) | - | - | - | - | (50,486) | (50,486) |
| Issue of shares under the Allgreen Share Option Scheme 2002 | 318 | - | 287 | - | - | 605 |
| Balance at 30/6/2005 | 525,926 | - | 325,601 | - | 440,794 | 1,292,321 |

**1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.**

During the period ended 30 June 2005, the issued share capital was increased as follows:

| | Number of shares '000 | Amount S$'000 |
|---|---|---|
| Issued share capital as at 1/4/2005 | 1,051,683 | 525,842 |
| Issue of ordinary shares of S$0.50 each under the Allgreen Share Option Scheme 2002 | 168 | 84 |
| Issued share capital as at 30/6/2005 | 1,051,851 | 525,926 |

As at 30 June 2005, there were 8,550,000 (As at 30 June 2004: 9,474,000) unissued shares of S$0.50 each under the Allgreen Share Option Scheme 2002.

**2. Whether the figures have been audited, or reviewed and in accordance with which auditing standard or practice.**

The figures have not been audited.

**3. Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of a matter).**

Not applicable.

**4. Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.**

The Group has applied the same accounting policies and methods of computation in the financial statements for the current period as compared with the audited financial statements for the year ended 2004, except for the adoption of new and revised Financial Reporting Standards ("FRS") that have become effective from 1 January 2005. The adoption of these FRS do not have a material impact on the Group's financial statements for the period ended 30 June 2005.

**5. If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, which has changed, as well as the reasons for, and the effect of, the change.**

Please refer to paragraph 4.

**6. Earnings per ordinary share of the group for the current period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends.**

| | Group | | Group | |
|---|---|---|---|---|
| | Quarter ended 30 June | | Half year ended 30 June | |
| | 2005 | 2004 | 2005 | 2004 |
| Earnings per ordinary share of the Company for the period based on Group's profit attributable to shareholders : | | | | |
| (i) Based on the weighted average number of shares | 1.04 cents | 0.93 cents | 2.07 cents | 2.78 cents |
| (ii) On a fully diluted basis | 1.04 cents | 0.93 cents | 2.06 cents | 2.77 cents |

**7. Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the (a) current period reported and (b) immediately preceding year.**

| | Group | | Company | |
|---|---|---|---|---|
| | 30/06/05<br>S$ | 31/12/04<br>S$ | 30/06/05<br>S$ | 31/12/04<br>S$ |
| Net asset value per ordinary share on issued share capital at the end of the period | 1.49 | 1.51 | 1.23 | 1.27 |

**8. A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. It must include a discussion of the following:-**

**(a) any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors; and**

**(b) *any material factors that affected the cash flow, working capital, assets or liabilities of the group during* the current period reported on.**

**2Q 2005 vs 2Q 2004**

The Group's revenue improved by 16% to S$57.6 million in 2Q 2005 from $49.5 million in 2Q 2004. This was due to improvement in the overall business. More units of development properties were sold in this quarter as compared to the same quarter of the preceding year. In addition, higher occupancies were achieved in investment properties and hotel.

Accordingly, the Group's profit before taxation has improved by 7% to S$16.1 million in 2Q 2005 from S$15.1 million in 2Q 2004. After taxation, the profit attributable to the shareholders increased to S$10.9 million from S$9.7 million.

**1H 2005 vs 1H 2004**

Although the Group's revenue improved in 2Q 2005, it was insufficient to offset the decrease in revenue in 1Q 2005 as compared with the previous year. The 1Q 2004 revenue had the benefit of Binjai Crest being approved for occupation. Therefore, the revenue in 1H 2005 of S$107.1 million was 18% lower than S$130.6 million in 1H 2004.

Accordingly, the profit before taxation declined by 19% to S$33.2 million in 1H 2005 from S$41.0 million in 1H 2004. After taxation, the profit attributable to shareholders decreased to S$21.7 million from S$29.2 million.

As at 30 June 2005, the net gearing increased to 0.40x with borrowings at S$752.6 million (As at 31 December 2004: 0.36x with borrowings at: S$683.3 million).

**9. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, the issuer must explain any variance between it and the actual results.**

Our reported results for 1H 2005 are in line with the prospect statement made in year end 2004 results announcement of a profitable year for 2005.

**10. A commentary at the date of this announcement of the significant trends and competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months.**

2Q 2005 saw the fifth consecutive quarterly increase in URA's property price index together with increased transactions over 1Q 2005. The easing of rules and regulations on home financing and ownership announced in Parliament on 19/7/2005 should help hasten the recovery of the residential property market, particularly the mass market. We expect a better 2H 2005.

**11. *Dividend***

**(a) Current Financial Period Reported On**

| | |
|---|---|
| **Any dividend recommended for the current financial period reported on ?** | No |

**(b) Corresponding Period of the Immediately Preceding Financial Year**

| | |
|---|---|
| **Any dividend declared for the corresponding period of the immediately preceding year?** | No |

**(c) Date payable**

Not applicable.

**(d) Books closing date**

Not applicable.

**12. If no dividend has been declared/recommended, a statement to that effect.**

Not applicable.

**BY ORDER OF THE BOARD**
MS ISOO TAN
COMPANY SECRETARY
12-Aug-2005